February 6, 2009

Mail Stop 4561

Mr. Paul G. Anderson
FCStone Group, Inc.
1251 NW Briarcliff Parkway
Suite 800
Kansas City, MO 64116

> **Re: FCStone Group, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **Form 10-Q for the quarter ended November 30, 2008**
> **Definitive Proxy Statement filed December 8, 2008**
> **File No. 001-33363**

Dear Mr. Anderson:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 1

1.   We note your disclosure on page 17 and again on page 19 under the *Risk Factors* subheading regarding the risks associated with protecting the registrant's intellectual property rights. Please disclose the registrant's current intellectual

property and expand on the importance of your IP to any of your business segments. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Regulatory Matters, page 6

2.   We note your disclosure on page 10 under the *Risk Factors* subheading regarding CFTC and SRO-mandated net capital requirements. Please provide a discussion of the net capital requirements. Also, describe in more detail other regulatory provisions applicable to your business besides the material licenses and registrations that you maintain. Refer to Item 101(c)(1)(vi) and (xii) of Regulation S-K.

Item 6. Selected Financial Data, page 23

3.   Please disclose cash dividends declared per common share in future filings. Refer to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cash Flows from Operations, page 54

4.   We note that cash flows from operations may fluctuate widely due to volatility in commodities markets and fluctuations in customer deposits, among other things. In future filings, please discuss the impact of these outside factors on your reported cash flows for the period and whether there are any relevant factors that cause the trend in operating cash flows to not be indicative of the health of your business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 59

5.   In future filings, please provide quantitative information about market risk as of the end of your latest fiscal year in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Signatures, page 65

6.   Please revise your signature page to include the signatures of at least the majority of the registrant's board of directors. See General Instruction D(2)(a) of Form 10-K.

Notes to Consolidated Financial Statements, page F-9

Note 23. Financial Instruments with Off-Balance Sheet Risk, page F-43

7.   In future filings, please elaborate upon your performance guarantee related to ethanol marketing agreements which is referenced in Note 23. Specifically, discuss the nature and approximate term of the guarantee, circumstances that would require performance under the guarantee, the maximum potential amount of undiscounted future payments required under the guarantee (or the reasons why an amount cannot be estimated) and the nature of any recourse provisions that would enable you to recover amounts paid under the guarantee. Refer to paragraphs 13-14 of FIN 45.

Exhibits 31.1 and 31.2

8.   Please note that your certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. In future filings, please refer to the "report" rather than the "annual report" in paragraphs 1 and 2.

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

Executive Compensation and Related Matters, page 18

Base Salary, page 19

9.   We note that individual base salaries are based upon an evaluation of various individual factors. Please tell us the specific individual factors that the compensation committee considered in determining annual salary increases. Describe each factor, explain how it is measured, and disclose the actual performance of each executive for each factor considered. Also, discuss the criteria the compensation committee used to establish different salaries for each of the named executives. Refer to Item 402(b)(2)(v) of Regulation S-K. Provide this information in your response and confirm that you will include appropriate disclosure in your future filings.

Performance Bonus, page 20

10.   We note the table showing the percentage of base salary payouts at various after-tax return on equity levels. Please tell us, and disclose in future filings, the actual after-tax return on equity level and the corresponding base salary percentage that was used to calculate the short-term incentive plan awards. For example, it appears that the Tier I percentage actually awarded is between 200% and 236% of base salary.

Related Party Transactions, page 36

11.   Please expand on the registrant's policies and procedures for the review, approval or ratification of each of the transactions identified under this subheading. Please refer to Items 404(a)(3) and 404(b) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief